Exhibit (h)(6)

September 29, 2008

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AlphaSimplex Group, LLC (“AlphaSimplex”) notifies you that it will reduce its management fee and if necessary, bear certain expenses of the ASG Global Alternatives Fund (the “Fund”), including expenses attributable to the Fund’s use of the ASG Global Alternatives Cayman Fund Ltd for the purposes of commodity investing, through April 30, 2010, to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and deferred organizational and extraordinary expenses (such as litigation and indemnification expenses), would exceed the following annual rate:

Name of Fund	Expense Cap
ASG Global Alternatives Fund	1.60% for Class A shares
2.35% for Class C shares
1.35% for Institutional Class shares

With respect to the Fund, subject to applicable legal requirements, AlphaSimplex shall be permitted to recover, on a class by class basis, management fees reduced and/or any expenses it has borne subsequent to the effective date of this Letter Agreement in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that AlphaSimplex is not entitled to recover any such reduced fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was deferred.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AlphaSimplex Group, LLC

By:
Name: Title: